HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart
                                 March 31, 2011


Kristin Lockhead
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Biocurex, Inc.

     This office represents Biocurex, Inc. This letter provides the Company's responses to the comments received from the staff by letter dated February 14, 2011. The paragraph numbers in this letter correspond with the paragraph numbers in the staff's letter.

1. The registration statement which is the subject of this comment has not been used for several years. The Company does not know when it plans to respond to the August 4, 2010 comment letter.

2. The disclosure which is the subject of this comment is in the Company's December 31, 2010 10-K report.

3. Comment noted.

4. The Company will classify the patent impairment loss to operating expenses.

5. The Company's December 31, 2009 financial statements have been restated in response to this comment.

6. The Company's December 31, 2009 financial statements have been restated in response to this comments.

7. The Company is considering whether the caption used in its December 31, 2009 10-K report (i.e. "Loss on Issuance of Shares") is more appropriate than characterizing this payment arrangement as a derivative. In any event, considering the magnitude of the Compnay's net losses for the periods in question, the loss on the issuance of shares, or whatever else it will or may be call, is completely immaterial.

8. The shares are issued to the Company's patent counsel from time-to-time.

9. The Company is obligated, whether explicitly or implicitly, to deliver registered shares if the warrants are exercised. However, the warrants may only be exercised if a registration statement is in effect covering the shares issuable upon the exercise of the warrants.


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10. The Company is continuing to work on the objectives outlined in its 1934 reports. Two of the objectives were considered similar and as a result were combined into a single objective.

11. The acknowledgement requested by this comment will be sent when the staff advises us that it has no more comments on the Company's December 31, 2009 10-K or the Company's September 39, 2010 10-Q.


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.

                                    By   /s/ William Hart

                                         William T. Hart

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